943655

P.E. 1/31/02

02013392

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2002

ARCHANGEL DIAMOND CORPORATION
(Registrant's Name)

Suite 205, 10920 West Alameda Avenue
Lakewood, CO 80226
USA

(Address of principal executive offices)

Commission File No.: 0-25816

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

The following documents, which were made public, filed with the British Columbia, Alberta, Manitoba and Ontario Securities Commissions and the Canadian Venture Exchange, and mailed to the shareholders of the Company are furnished herewith and attached hereto:

- Notice of Special Meeting of Shareholders to be held February 25, 2002;
- Management Information Circular dated January 15, 2002; and
- Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCHANGEL DIAMOND CORPORATION
(Registrant)

Dated: February 5, 2002

By "Gerald E. Davis"
Corporate Secretary

ARCHANGEL DIAMOND CORPORATION

Notice of

Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Special Meeting of Shareholders (the "Meeting") of ARCHANGEL DIAMOND CORPORATION (the "Corporation") will be held at the offices of the Corporation at Suite 205, 10920 West Alameda, Lakewood, Colorado, 80226, on Monday, the 25th day of February 2002, at the hour of 9:00 (a.m.) (Denver, Colorado time), for the following purposes:

1. To consider and, if thought advisable, pass an ordinary resolution to approve the Corporation's Amended and Restated 1999 Equity Incentive Plan, particulars of which are set forth in the attached Management Proxy Circular; and

2. To consider and, if thought advisable, pass an ordinary resolution to approve the grant of incentive stock options to certain insiders of the Corporation, as set forth in the attached Management Proxy Circular.

This Notice is accompanied by an Instrument of Proxy and the Management Proxy Circular. The share transfer books of the Corporation will not be closed, but the Board of Directors has fixed Tuesday, January 15, 2002, as the Record Date for the determination of shareholders entitled to notice of and to vote at the Meeting.

Shareholders who are unable or do not wish to attend the meeting in person are requested to date and sign the enclosed Instrument of Proxy promptly and return it in the self-addressed envelope enclosed for such purpose. To be used at the Meeting, the Instrument of Proxy must be deposited at the offices of the Pacific Corporate Trust Company, 10th Floor – 625 Howe Street, Vancouver, British Columbia V6C 3B8, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment(s) thereof. If a shareholder receives more than one Instrument of Proxy because such shareholder owns shares registered in different names or addresses, each Instrument of Proxy should be completed and returned.

DATED at Lakewood, Colorado, this 15th day of January 2002.

BY ORDER OF THE BOARD

"Timothy J. Haddon"

TIMOTHY J. HADDON
President, Chief Executive
Officer and a Director

ARCHANGEL DIAMOND CORPORATION
10920 West Alameda Ave., Suite 205
Lakewood, Colorado 80226
USA

Management Proxy Circular

As at January 15, 2002, except as indicated.
(All dollar amounts are expressed in Canadian dollars unless otherwise noted)

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF ARCHANGEL DIAMOND CORPORATION (THE "CORPORATION") OF PROXIES TO BE USED AT THE SPECIAL MEETING OF THE SHAREHOLDERS OF THE CORPORATION to be held on Monday, February 25, 2002, at 9:00 a.m. (Denver, Colorado time) (the "Meeting") and any adjournment(s) thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in the Management Proxy Circular to "Shareholder" or "Shareholders" are references to the holder or holders of the common shares without par value of the Corporation (the "Common Shares").

All costs of solicitation will be borne by the Corporation. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Corporation or by agents retained for that purpose.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and/or senior officers of the Corporation. **A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A REGISTERED SHAREHOLDER) TO REPRESENT SUCH REGISTERED SHAREHOLDER AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER INSTRUMENT OF PROXY.** To be used at this Meeting, the completed Instrument of Proxy must be deposited at the office of the Corporation's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment(s) thereof.

A Registered Shareholder who has given a proxy may revoke it at any time, before it is exercised, by any manner provided by law including: (a) signing an Instrument of Proxy bearing a later date or by any other instrument in writing executed by the Registered Shareholder or by such Registered Shareholder's attorney-in-fact authorized in writing or, where the Registered Shareholder is a corporation, by a duly authorized officer or attorney-in-fact of that corporation, and delivering the same to the registered office of the Corporation at Suite 200, 204 Lambert Street, Whitehorse, Yukon Territory Y1A 3T2, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment(s) thereof, or to the Chairman of the Meeting before any vote in respect of which the Instrument of Proxy is to be used shall have been taken; or (b) attending the Meeting in person and registering with the scrutineers as a Registered Shareholder personally present.

NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. In many cases, Common Shares beneficially owned by a person (a "non-registered shareholder") are registered either (i) in the name of an intermediary that the non-registered shareholder deals with in respect of the Common Shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) or (ii) in the name of a clearing agency such as The Canadian Depository for Securities Limited of which the intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation will have distributed copies of the Notice of Meeting, this Management Proxy Circular and the Instrument of Proxy (collectively, the "Meeting Materials") to the clearing agencies and intermediaries for onward distribution to non-registered shareholders.

Intermediaries are required to forward the Meeting Materials to those non-registered shareholders who have not waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to non-registered shareholders. Generally, non-registered shareholders who have not waived the right to receive the Meeting Materials will either:

(a) be given an Instrument of Proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but which is otherwise uncompleted. In this case, the non-registered shareholder who wishes to submit a proxy should properly complete the Instrument of Proxy and submit it to the Corporation's Registrar and Transfer Agent, Pacific Corporate Trust Company, as provided above; or

(b) be given an Instrument of Proxy which is not signed by the intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the intermediary must follow. Typically, the non-registered shareholder will be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the Instrument of Proxy to validly constitute a proxy authorization form, the non-registered shareholder must remove the label from the instructions and affix it to the Instrument of Proxy, properly complete and sign the Instrument of Proxy and submit it to the intermediary or its service company in accordance with the instructions of the intermediary or the service company.

In either case, the purpose of these procedures is to permit non-registered shareholders to direct the voting of the shares they beneficially own. If a non-registered shareholder who receives either an Instrument of Proxy or a proxy authorization form and who wishes to attend the Meeting and vote in person (or have another person do so on behalf of the non-registered shareholder), the non-registered shareholder should strike out the persons named in the Instrument of Proxy and insert the name of the non-registered shareholder or other person's name in the blank space provided. In either case, non-registered shareholders should follow the instructions of their intermediary carefully, including the instructions regarding when and where the Instrument of Proxy or proxy authorization form is to be delivered.

A non-registered shareholder may revoke a proxy authorization form (voting instructions), or a waiver of the right to receive Meeting Materials and to vote, given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on revocation of a proxy authorization form (voting instructions) or of a waiver of the right to receive Meeting Materials and to vote, that is not received by the intermediary at least seven (7) days prior to the Meeting.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxy are entitled to be voted only on a poll (ballot). If there is certainty of instruction on the enclosed Instrument of Proxy, the shares represented thereby will be voted by the persons named therein on any poll (ballot) except where there is a specification to withhold from voting and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares will be voted in accordance with the specification so made. **IN THE ABSENCE OF ANY INSTRUCTIONS, THE SHARES WILL BE VOTED AS IF THE REGISTERED SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.**

The enclosed Instrument of Proxy confers discretionary authority upon the persons named therein with respect to: (a) amendments or variations to matters identified in the Notice of Meeting; and (b) other matters which may properly come before the Meeting or any adjournment(s) thereof. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed Instrument of Proxy to vote in accordance with their best judgment on such matters or business. At the time of printing of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares, each share carrying the right to one vote. As of the date hereof, 42,234,558 Common Shares were issued as fully paid and non-assessable. The share transfer books of the Corporation will not be closed, but the Board of Directors has fixed January 15, 2002 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting or any adjournment(s) thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours at the offices of the Corporation or at the Meeting.

To the knowledge of the directors and/or senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of voting rights attached to all outstanding shares of the Corporation except the following:

Name	Type of Ownership	Number of Shares	Percentage of Outstanding Common Shares
Task Holdings Limited	Of record and beneficial	17,305,226	40.97%

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Corporation's By-laws, the quorum for the transaction of business at the Meeting consists of two persons present in person or by proxy, each being a shareholder of the Corporation entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled, and together holding or representing by proxy not less than 10% of the outstanding Common Shares of the Corporation entitled to vote at the Meeting. The Yukon *Business Corporations Act* requires a majority of the votes cast at the Meeting (in person or by proxy) to pass the resolutions referred to in the accompanying Notice of Meeting and the policies of the Canadian Venture Exchange further requires a majority of the disinterested votes cast at the Meeting (in person or by proxy) in order to pass the such resolutions.

EXECUTIVE COMPENSATION

Compensation Table

The following table sets forth all compensation earned for the three most recently completed financial years by the Chief Executive Officer and the Corporation's most highly compensated executive officers, other than the Chief Executive Officer, each of whose total Annual compensation exceeded Cdn$100,000 (collectively the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary (Cdn$)	Securities Under Options Granted (#)	All Other Compensation (Cdn$)
Timothy J. Haddon[1] President & Chief Executive Officer	2001 2000 1999	$334,154 $300,109 $298,257	1,500,000[7] Nil Nil	$13,944[4] $23,859[4] $22,732[4]
Gerald E. Davis[2] Corporate Secretary & Chief Financial Officer	2001 2000 1999	$200,038 $179,309 $177,198	900,000[7] Nil 200,000	$ 8,014 $13,362[5] $13,329[5]
Roy Spencer[3] Vice President, Exploration	2001 2000 1999	N/A N/A $178,400	N/A N/A Nil	N/A N/A $176,340[6]

(1) Mr. Haddon was appointed Chief Executive Officer and President on November 28, 1997. See "Termination of Employment, Change in Responsibilities and Employment Contracts" below.

(2) Mr. Davis was appointed Chief Administrative Officer and Corporate Secretary on July 31, 1997, Acting Chief Financial Officer effective November 28, 1997 and Chief Financial Officer on July 22, 1998. See "Termination of Employment, Change in Responsibilities and Employment Contracts" below.

(3) Mr. Spencer was appointed Vice President, Exploration on September 17, 1997 and his employment was terminated effective December 31, 1999. See "Termination of Employment, Change in Responsibilities and Employment Contracts" below.

(4) This amount constitutes compensation paid under the Corporation's 401K defined contribution plan and life insurance premiums for a life insurance policy naming the Corporation as beneficiary. The life insurance premiums were $1,345 in 2001, $2,850 in 2000, and $2,681 in 1999.

(5) Compensation paid under the Corporation's 401K defined contribution plan.

(6) This amount constitutes one year's salary paid in lieu of notice. See Note 3 above and "Termination of Employment, Change in Responsibilities and Employment Contracts" below.

(7) These options were granted by the Board of Directors on November 26, 2001 and approved, by the Canadian Venture Exchange.

Option Grants during the most recently completed Fiscal Year

No stock options were granted under the Corporation's 1999 Equity Incentive Plan or otherwise during the most recently completed fiscal year to any of the Named Executive Officers except as set out in "PARTICULARS OF MATTERS TO BE ACTED UPON, (b) Grant of Stock Options to Certain Insiders."

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation entered into written employment agreements with each of Messrs. Haddon, Davis and Spencer. The agreements provide for terms of employment, salary, benefits, expenses, confidentiality and termination with or without cause and upon certain events.

Mr. Haddon's employment agreement stipulates an annual salary of US$200,000 to be reviewed on the anniversary of the agreement or such earlier time as the Board of Directors determines. Mr. Haddon may terminate the employment agreement, other than for "good reason" upon three months' written notice to the Corporation. Mr. Haddon may terminate the employment agreement for "good reason" upon written notice to the Corporation or, in the event of a "change of control," upon six months' written notice to the Corporation upon which the Corporation shall pay Mr. Haddon the equivalent of one year of Annual salary for each full year of service in lieu of notice (up to a maximum of three years) and all un-vested stock options shall immediately vest. The Corporation may terminate the employment agreement with Mr. Haddon on the following terms: (i) if terminated, other than for death, disability or just cause, the Corporation shall pay Mr. Haddon the equivalent of one year of Annual salary for each full year of service in lieu of notice (up to a maximum of three years) and all un-vested stock options shall immediately vest; and (ii) if terminated, other than for death, disability or just cause, within a 24 month period following a "change of control" the Corporation shall pay Mr. Haddon the equivalent of one year of Annual salary for each full year of service in lieu of notice (with a minimum of two years and a maximum of three years) and all un-vested stock options shall immediately vest.

Mr. Davis' employment agreement stipulates an Annual salary of US$120,000 to be reviewed on the anniversary of the agreement or such earlier time as the Board of Directors determines. Mr. Davis may terminate his employment agreement, other than for "good reason" upon one month's written notice to the Corporation. He may terminate his employment agreement for "good reason" upon written notice to the Corporation or, in the event of a "change of control," upon six months' written notice to the Corporation, upon which the Corporation shall pay Mr. Davis the equivalent of one year of Annual salary in lieu of notice. The Corporation may terminate the employment agreement with Mr. Davis on the following terms: (i) if terminated, other than for death, disability or just cause, the Corporation shall pay Mr. Davis the equivalent of one year of Annual salary in lieu of notice; and (ii) if terminated, other than for death, disability or just cause, within a 24 month period following a "change of control" the Corporation shall pay Mr. Davis the equivalent of two years of Annual salary in lieu of notice.

Mr. Spencer's employment agreement was the same as set out for Mr. Davis in the preceding paragraph. Mr. Spencer's employment was terminated effective December 31, 1999 and he was paid one year's Annual salary in lieu of notice.

Effective January 1, 2002, the gross remuneration paid to each of Messrs. Haddon and Davis (the "Officers") by the Corporation, subject to the following stipulations, will be reduced approximately 60% and 40%, respectively, and all other benefits including, but not limited to, existing insurance coverages will remain as previously provided.

The existing executive employment agreements between the Corporation and Mr. Haddon and Mr. Davis (the "Employment Agreement(s)") will be modified effective January 1, 2002 to reflect the above changes in compensation under the following terms and conditions:

1. In the event of a Control Change as specified therein, the Officers will be entitled to exercise their rights in respect thereof with the Annual Salary to be redefined as that in effect as of December 31, 2001. In the event of such a Control Change, each Officer would be further compensated by payment of the sum equal to the difference between the remuneration he would have received based on his December 31, 2001 monthly salary and the US$7,000 monthly salary received as result of the January 1, 2002, reduction of salary ("Deferred Compensation").

2. In the event the Corporation receives a cash settlement ("Settlement") arising out of the Verkhotina License transfer dispute, each Officer would receive a bonus payment equal to his Deferred Compensation and each Officer's Employment Agreement would be reinstated and his monthly salary level would be increased as and from the date of receipt of such Settlement to those in effect as of December 31, 2001.

3. In the event the Corporation receives a monetary infusion from any source other than from a Settlement in an amount which would provide sufficient funds to fund the Corporation's work activities, including general and administrative costs, for the next following 18 months, each Officer's monthly salary level would be increased as and from the date of such infusion to that in effect as of December 31, 2001.

4. Each Officer is permitted to work for and, as appropriate, be an officer of companies other than the Corporation so long as such work is not in conflict with the activities of the Corporation and so long as any portion of his salary is being deferred by the Corporation, but each Officer will give first priority to the Corporation's needs and work requirements.

5. All other terms and conditions of the Employment Agreements (as amended) will remain.

In consideration for his reduction in monthly salary Mr. Haddon, has been granted 1,500,000 options to purchase the Corporation's common stock at Cdn $0.11 per share (the average trading price of the shares on the Canadian Venture Exchange for the preceding ten days was Cdn $0.11) having an expiry date of November 25, 2006, with 1,000,000 of such options vesting immediately and 500,000 vesting on the earlier of November 26, 2002 or on the date a Control Change takes place. The Canadian Venture Exchange has approved the grant of options.

In consideration for his reduction in monthly salary, effective November 26, 2001, Mr. Davis has been granted 900,000 options to purchase the Corporation's common stock at Cdn $0.11 per share (the average trading price of the shares on the Canadian Venture Exchange for the preceding ten days was Cdn $0.11) having an expiry date of November 25, 2006, with 600,000 of such options vesting immediately and 300,000 vesting on the earlier of November 26, 2002 or on the date a Control Change takes place. The Canadian Venture Exchange has approved the grant of options.

Compensation Committee

The members of the Compensation Committee are L. Lamont Gordon, Alasdair Pein and Robert Shirriff, all of whom are outside directors and the majority of whom are unrelated directors. The mandate of the Compensation Committee is to review the remuneration and benefits of directors and the remuneration, benefits and performance of executive management; establish a plan of continuity for executives and other key employees and make recommendations to the Board; establish a broad plan of executive compensation that is competitive and motivating in order to attract, retain and inspire executive management and other key employees. None of the members of the Compensation Committee has any indebtedness to the Corporation or any of its subsidiaries nor have they any material interest, or have any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transaction within the last fiscal year which has materially affected or would materially affect the Corporation, with the exception of Alasdair Pein, whose relationship is described in Footnote 1, "Election of Directors."

Report on Executive Compensation

The compensation of the Corporation's executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. The Corporation compensates its executive officers through cash salaries, bonuses and stock options. In addition, such officers are entitled to participate in group health, income and life insurance plans which are offered to all full-time employees.

Compensation Philosophy and Determination

The guiding philosophy of the Compensation Committee in determining compensation for executives is the need to provide a compensation package that is competitive and motivating; will attract, hold and inspire qualified executives; and will encourage performance by executives to enhance the growth and profitability of the Corporation. Achievement of these objectives will contribute to an increase in shareholder value. The Compensation Committee may adopt the use of varied compensation plans to optimize the role of the executive compensation program in balancing the Corporation's short and long-term incentives.

The Compensation Committee will strive to position its executive compensation (including salaries and bonus awards) at or near the median of the range of compensation levels for comparative companies. The comparative companies are natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties.

External consultants, expert in executive compensation practices, may be retained to provide competitive data reflecting comparable knowledge, skills and talents and the compensation paid therefor. Variables such as corporate size and earnings and rates of growth all have an influence on compensation levels and are analyzed and considered in setting compensation.

The salary ranges and structure including bonuses reflect competitive practices in the marketplace in which the Corporation competes to attract and retain executives.

Equity Incentive Plan

The Corporation currently maintains an equity incentive plan (the "1999 Equity Incentive Plan") adopted by the Board of Directors and by the Shareholders of the Corporation in July 1999 and which replaced the Incentive Stock Option Plan adopted by the Board of Directors and Shareholders of the Corporation in July 1997, as amended in January 1998 and July 1998.

The 1999 Equity Incentive Plan authorizes an aggregate of 4,200,000 Common Shares be reserved for issuance, inclusive of those Common Shares reserved under the share bonus provisions described below, representing 9.93% of the issued and outstanding Common Shares of the Corporation as of the date of this Management Information Circular.

A proposal to be voted upon at the Meeting (described in detail under "PARTICULARS OF OTHER MATTERS TO BE ACTED UPON") would amend the 1999 Equity Incentive Plan to increase the number of Common Shares reserved for issuance by 2,135,183 Common Shares to 6,335,183 Common Shares, which includes 2,453,000 incentive stock options currently outstanding, and which represents 15% of the issued and outstanding shares (42,234,558 shares as of December 31, 2001) and would restate the 1999 Equity Incentive Plan to bring it in line with the policies of the Canadian Venture Exchange.

Option grants are made to executive officers, directors or employees on the recommendation of the Compensation Committee of the Board of Directors. The purpose of the 1999 Equity Incentive Plan is to secure for the Corporation and the shareholders the benefits of incentive inherent in share ownership by the directors, senior officers, employees and consultants of the Corporation and its subsidiaries who, in the judgment of the Board of Directors, will be largely responsible for the Corporation's future growth and success.

Except with the prior approval of shareholders other than disinterested shareholders as defined by the applicable policies of the principal stock exchange upon which the shares of the Corporation are listed or upon which the shares have been approved for listing or stock quotation system on which the shares trade (the "Stock Exchange"), the aggregate number of Common Shares:

(a) that may be reserved for issuance to insiders for options granted under the 1999 Equity Incentive Plan shall not exceed 10% of the Corporation's outstanding issue from time to time;

(b) that may be issued to insiders as a group either upon the exercise of an option or pursuant to a share bonus award under the 1999 Equity Incentive Plan within any one-year period shall not exceed 10% of the Corporation's outstanding issue from time to time; and

(c) that may be issued to any one insider and his or her associates either upon the exercise of an option or pursuant to a share bonus award under the 1999 Equity Incentive Plan within any one-year period shall not exceed 5% of the Corporation's outstanding issue from time to time.

Except with a disinterested shareholder approval, in no event will the number of Common Shares at any time reserved for issuance to any participant under the 1999 Equity Incentive Plan exceed 5% of the Corporation's outstanding issue from time to time.

The 1999 Equity Incentive Plan provides the Board of Directors with the discretion to, from time to time, grant Options to purchase Common Shares of the Corporation to directors, senior officers, employees and consultants of the Corporation or its subsidiaries. Options shall be granted only to such eligible participants who, by the nature of their jobs or their participation in the affairs of the Corporation or any subsidiary are, in the opinion of the Board of Directors, in a position to contribute to the success of the Corporation or that subsidiary. The exercise price for each option shall be determined by the Board of Directors, provided that such price shall not be lower than the minimum price allowable pursuant to the policies of the applicable Stock Exchange on the date of grant of the option. Options shall be exercisable for a period, or in percentage installments over such period, to be determined in each instance by the Board of Directors, not exceeding five years from the date of grant. The stock option provisions also provide that, subject to applicable law, the Board of Directors may authorize the Corporation to loan money to an employee, on such terms and conditions as the Board of Directors may reasonably determine, to assist such employee to exercise an option held by him or her. Such terms and conditions of any loan shall include, in any event, interest at prevailing market rates, a term not in excess of one year, and security in favour of the Corporation.

The 1999 Equity Incentive Plan also provides the Board of Directors with the discretion to, from time to time, issue or reserve for issuance, for no cash consideration, to directors, senior officers and employees any number of Common Shares of the Corporation as a discretionary bonus subject to the limits prescribed in the 1999 Equity Incentive Plan and such provisos and restrictions as the Board of Directors may determine. The aggregate maximum number of bonus shares that may be issued and/or allocated for issuance pursuant to the share bonus provisions will be limited to 1,000,000 Common Shares. Shares reserved for issuance and issued under the share bonus provisions shall be subject to the limitations set out in the 1999 Equity Incentive Plan. The Board of Directors shall have the right to reallocate any of the bonus shares reserved for issuance under share bonus provisions for future issuance under the share option provisions the event that any bonus shares specifically reserved under the share bonus provisions are reallocated to the share option provisions, the aggregate maximum number of bonus shares reserved under the share option provisions will be reduced to that extent.

The purpose of the 1999 Equity Incentive Plan is to attract, retain and motivate directors, officers, consultants, and employees of the Corporation (including an employee who is an officer and director) or any subsidiary thereof by providing them with the opportunity, through stock options, to acquire Common Shares in the capital of the Corporation. The purpose of the 1999 Equity Incentive Plan is also to provide Eligible Persons with additional incentive; to encourage stock ownership by such Eligible Persons; and to increase the proprietary interest of Eligible Persons in the success of the Corporation.

Chief Executive Officer Compensation

The compensation of the Chief Executive Officer is determined by the directors and negotiated with the Chief Executive Officer based upon the recommendations of the Compensation Committee.

Submitted by the Compensation Committee:

L. Lamont Gordon
Alasdair Pein
Robert Shirriff

Comparative Shareholder Return Performance Graph

The following graph compares the yearly percentage change in the Cumulative Total Shareholder Return (the "CSR") on the Corporation's shares against the cumulative total shareholder return of the Vancouver Stock Exchange *Stock Index* for the five fiscal years immediately prior to the beginning of the present financial year, assuming a $100 initial investment with all dividends reinvested to the cumulative returns. The 1999 financial year is shown from January to November 26, 1999 as the VSE merged with the Alberta Stock Exchange and became the Canadian Venture Exchange ("CDNX").



$300
$250
$200
$150
$100
$50
$-
Jan-96
Jan-97
Jan-98
Jan-99
Nov-99
VSE Index
Corporation

	Jan-96	Jan-97	Jan-98	Jan-99	Nov-99
VSE Index	$100.00	$168.20	$84.71	$58.64	$55.75
Corporation	$100.00	$220.00	$100.00	$45.56	$57.78

Yearly % Change in CSR for a given period) = Total Dividends + (End Price – Opening Price) / Opening Price

*Assumes that the initial value of investment on the Vancouver Stock Exchange in the Corporation's Common Shares and in each of the indices was $100 on commencement of the five-year period and that all dividends were reinvested.

The following graph compares the yearly percentage change in the Cumulative Total Shareholder Return (the "CSR") on the Corporation's shares against the cumulative total shareholder return of the CDNX *Stock Index* for the period November 29, 1999, being the first trading day of the new CDNX exchange, through December 31, 2000, being the last day of the financial year of the Corporation, assuming a $100 initial investment with all dividends reinvested to the cumulative returns.



$200.00
$150.00
$100.00
$50.00
$0.00
Nov 29/00
Dec 31/99
Dec 31/00
Dec 31/01
CDNX Index
Corporation

	Nov 29/99	Dec 31/99	Dec 31/00	Dec 31/01
CDNX Index	$100.00	$116.97	$144.83	$51.87
Corporation	$100.00	$91.84	$44.90	$42.86

Yearly % Change in CSR (for a given period) = Total Dividends + (End Price – Opening Price) / Opening Price

*Assumes that the initial value of investment on the CDNX in the Corporation's Common Shares and in each of the indices was $100 on commencement of the period from November 29, 1999 through December 31, 1999 and that all dividends were reinvested.

The value of the new S&P/CDNX Composite Index is lower than the closing value of the old CDNX Index on December 7, 2001. Due to the fact that this new index is in no way related to the old CDNX index, a baseline value of 1000 was determined as a starting point for the calculation of the new index's value. This number does not reflect a lower relative worth for the CDNX market - rather, it is a starting point for the measurement of the relative worth of the CDNX market going forward from December 10, 2001.

Compensation of Directors

Beginning February 17, 1999, the Chairman receives cash remuneration of US$7500 and each non-executive director receives cash remuneration of US$5,000, payable during the first quarter of the fiscal year for services to be rendered during the remainder of the fiscal year, as well as reimbursement for all related out-of-pocket expenses. As of November 24, 2000, payment of such fees to Directors was deferred until the transfer of the Verkhotina Licence is effected at which time each Director will receive payment of all fees so deferred. Directors performing work for the Corporation that is outside of that considered normal for directorship positions are reimbursed at the rate of US$100 per hour, plus reimbursement of associated expenses.

The following table sets forth all consulting or directors' fees paid to the Corporation's directors, former directors, or companies controlled by them, excluding the Named Executive Officers, during the last completed fiscal year.

Name of Director	Amount of Compensation (Cdn$)[1]
Clive Hartz	7,745
L. Lamont Gordon	7,745
Alasdair Pein	7,745
Robert Shirriff	11,617
Richard Wake-Walker	7,745

(1) This compensation was accrued, but not paid.

No options were granted to the directors (excluding Named Executive Officers) during the most recently completed fiscal year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out under the following heading, "PARTICULARS OF MATTERS TO BE ACTED UPON," no director or officer of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

(a) Amendment of 1999 Equity Incentive Plan

At the annual meeting held on July 20, 1999, Shareholders approved the 1999 Equity Incentive Plan. Reference is made to the description of the 1999 Equity Incentive Plan under the heading *Equity Incentive Plan* in the "Statement of Executive Compensation." A copy of the 1999 Equity Incentive Plan may be viewed at the registered office of the Corporation at 200 – 204 Lambert Street, Whitehorse, Yukon Territory, Canada.

On November 26, 2001, the directors approved an amendment to and restatement of the Equity Incentive Plan as described herein (the "Amended and Restated Plan"). Shareholders of the Corporation will be asked at the Meeting to approve the Amended and Restated Plan to (i) increase the number of Common Shares reserved for issuance thereunder from 4,200,000 to 6,335,183 Common Shares, representing 15% of the issued and outstanding Common Shares (42,234,558 Common Shares as of December 31, 2001); (ii) amend references to the "Vancouver Stock Exchange" to "Canadian Venture Exchange"; and (iii) amend the definitions of "Market Price" and "Eligible Participant" to align the Amended and Restated Plan to the Canadian Venture Exchange's stock option policy. A copy of the proposed Amended and Restated Plan is attached hereto as Schedule "A".

The Amended and Restated Plan provides more flexibility to the Board of Directors of the Corporation for incentive awards granted to any directors, officers, employees and service providers of, or to, the Corporation or any of its Affiliated companies and is competitive with other incentive programs offered by companies in similar industries as that of the Corporation. The purpose of the Amended and Restated Plan is to secure for the Corporation and its shareholders the benefits of incentive inherent in share ownership by such individuals and service providers who, in the judgment of the Board of Directors, will be largely responsible for it's the Corporation's future growth and success. It is generally recognized that such equity incentive plans aid in retaining and encouraging directors, senior officers, employees and consultants of exceptional ability because of the opportunity offered them to acquire an equity interest in the Corporation.

The aggregate number of Common Shares that may be reserved for issuance under the Amended and Restated Plan shall not exceed 6,335,183 Common Shares without the approval of the Canadian Venture Exchange and the Shareholders. In addition, except with the prior approval of Shareholders, other than insiders of the Corporation and their associates holding a majority of the Corporation's issued and outstanding Shares (a "Disinterested Shareholder Approval"), the aggregate number of Shares:

(i) that may be reserved for issuance under options granted to insiders and their associates cannot exceed 10% of the Corporation's listed Shares on the Canadian Venture Exchange;

(ii) that may be issued to insiders as a group and their associates either upon the exercise of an option or pursuant to a share bonus pursuant to the Amended and Restated Plan within any one-year period cannot exceed 10% of the Corporation's listed Shares on the Canadian Venture Exchange; and

(iii) that may be issued to any one insider and his or her associates either upon the exercise of an option or pursuant to a share bonus pursuant to the Amended and Restated Plan within any one-year period cannot exceed 5% of the Corporation's listed Shares on the Canadian Venture Exchange.

An "insider" of the Corporation includes (i) a director or officer of the Corporation; (ii) a director or officer of a company that is an insider or subsidiary of the Corporation; or (iii) a person that beneficially owns or controls, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding voting Shares of the Corporation.

The option price shall be the market price of the Corporation's Common Shares determined as the last closing price per Common Share on the principal stock exchange upon which the Common Shares are listed or upon which the Common Shares have been approved for listing or stock quotation system on which the Common Shares trade, less any applicable discount allowed under the policies of such stock exchange as may be approved by the Board of Directors of the Corporation. Options shall be exercisable for a period, or in percentage installments over such period, to be determined in each instance by the Board of Directors, not exceeding five years from the date of grant.

Subject to applicable law, the Board of Directors may at any time authorize the Corporation to loan money to an employee of the Corporation, on such terms and conditions as the Board of Directors may reasonably determine, to assist such employee to exercise an option held by him or her. Such terms and conditions shall include, in any event, interest at prevailing market rates, a term not in excess of one year, and security in favour of the Corporation represented by that number of Common Shares issued pursuant to the exercise of an option in respect of which such loan was made which equals the loaned amount divided by the market price of the Common Shares on the date of exercise of the option, or equivalent security, which security may be granted on a non-recourse basis.

The Amended and Restated Plan also provides the Board of Directors with the discretion to, from time to time, issue or reserve for issuance, for no cash consideration, to directors, senior officers and employees of the Corporation any number of Common Shares of the Corporation as a discretionary bonus subject to the limits prescribed in the Amended and Restated Plan and such provisos and restrictions as the Board of Directors may determine. The aggregate maximum number of bonus shares that may be issued and/or allocated for issuance pursuant to the share bonus provisions will be limited to 1,000,000 Common Shares. The Board of Directors may reallocate any of the bonus shares reserved for issuance under share bonus provisions for future issuance under options granted under the Amended and Restated Plan and the aggregate maximum number of bonus shares reserved under the Amended and Restated Plan will be reduced to that extent.

The Amended and Restated Plan reflects an increase in the aggregate number of Common Shares reserved of 2,135,183 Common Shares which increased number will include 2,453,000 stock options currently outstanding and the 1,000,000 Common Shares reserved under the share bonus provisions described in item (b) below. Currently, 1,825,000 Common Shares (or 4.32% of the Corporation's listed shares) are reserved for issuance to directors and officers of the Corporation as a group. As described in item (b) below, the Corporation intends to grant additional options to certain officers that will result in 4,225,000 Common Shares (or 10% of the Corporation's listed shares) reserved for issuance to insiders of the Corporation. It is anticipated that further options will be granted, from time to time, to directors and officers which will result in the total number of Common Shares reserved for issuance under the Plan to insiders exceeding 10% of the Corporation's listed shares.

The Corporation received preliminary approval of the Amended and Restated Plan from the Canadian Venture Exchange on November 30, 2001. As the proposed aggregate number of Common Shares that may be reserved for issuance under the Amended and Restated Plan has been set at 15% of the Corporation's listed shares and the Corporation considers it likely that the number of Common Shares reserved for issuance under the Amended and Restated Plan to insiders of the Corporation may exceed 10% of the listed shares, the policies of the Canadian Venture Exchange require distinterested shareholders of the Corporation (being shareholders other than insiders eligible to receive options under the proposed plan) to approve the Amended and Restated Plan by a simple majority. Accordingly, such Shareholders will be asked to consider, and if thought advisable pass, the following ordinary resolution to approve the Amended and Restated Plan, attached hereto as Schedule "A:"

> "RESOLVED that (i) the Amended and Restated Plan substantially in the form attached as Schedule "A" to the Corporation's Management Proxy Circular, be ratified, approved and adopted with such changes thereto as may be approved by the Board of Directors of the Corporation and the Canadian Venture Exchange or any successor thereto; and (ii) that the reservation for the issuance of shares pursuant to stock options granted to insiders of the Corporation under the Amended and Restated Plan exceeding 10% of the Corporation's outstanding shares is hereby authorized and approved."

Certain management and directors of the Corporation and their associates, representing 137,000 Common Shares, will not be permitted to vote on the amendments.

The Board of Directors recommends that Shareholders vote in favour of the resolution and the persons designated in the enclosed Instrument of Proxy, unless instructed otherwise, intend to vote for the approval of the Amended and Restated Plan.

(b) Grant of Stock Options to Certain Insiders

In November 2001, Timothy J. Haddon, President and CEO, and Gerald E. Davis, CFO and Corporate Secretary, (the "Officers") agreed to reduce their respective monthly remuneration so that the Corporation may conserve its financial resources. Effective January 1, 2002, the gross remuneration paid to each of Messrs. Haddon and Davis by the Corporation, will be reduced by approximately 60% and 40%, respectively.

In consideration of the reduction in remuneration, on November 26, 2001, the Board of Directors granted, subject to the approval of the Canadian Venture Exchange, which approval was subsequently received on December 3, 2001:

(a) 1,500,000 options to purchase Common Shares in the Corporation to Mr. Haddon at an exercise price of Cdn $0.11 per share (the average trading price of the shares on the Canadian Venture Exchange for the preceding ten days was Cdn $0.11) having an expiry date of November 25, 2006, with 1,000,000 of such options vesting immediately and 500,000 vesting on the earlier of November 26, 2002 or on the date a Control Change takes place; and

(b) 900,000 options to purchase Common Shares in the Corporation to Mr. Davis at an exercise price of Cdn $0.11 per share (the average trading price of the shares on the Canadian Venture Exchange for the preceding ten days was Cdn $0.11) having an expiry date of November 25, 2006, with 600,000 of such options vesting immediately and 300,000 vesting on the earlier of November 26, 2002 or on the date a Control Change takes place.

The following table sets forth certain information with respect to the incentive stock options currently held by and proposed for approval at the Meeting to (i) Messers. Haddon and Davis, respectively; and (ii) by all directors and officers as a group:

	Number of Shares under Options Granted #		Percentage of Total Issued and Outstanding Shares (%)	
Name	Before Proposed Grant	After Proposed Grant	Before Proposed Grant	After Proposed Grant
Timothy J. Haddon	1,000,000 [(1)]	2,500,000	2.37%	5.92%
Gerald E. Davis	275,000 [(2)]	1,175,000	0.65%	2.78%
Directors & Officers as a Group [(3)]	1,825,000	4,225,000	4.32%	10.00%

NOTES:

(1) Exercisable at $0.50 per share and vested as to 166,667 on the date of issuance (November 28, 1997), 333,333 vested on the first anniversary date and 500,000 options (the "Restricted Options") one the second anniversary of the effective transfer date of the Verkhotina License (the "Transfer Date") to Almazny Bereg or a similar legal entity. The Restricted Options will expire on November 28, 2002 unless the Transfer Date has previously occurred, in which case the Restricted Options will expire on the earlier of (i) two years and six months after the Transfer Date, and (ii) March 31, 2004.

(2) 200,000 options exercisable at $0.50 per share, expiring on February 18, 2004, and 75,000 options exercisable at $0.50 until October 9, 2002.

(3) Including options held by Messers. Haddon and Davis.

Accordingly, Shareholders will be asked to consider, and if thought advisable pass, the following ordinary resolution:

> "RESOLVED that the grant of (i) 1,500,000 stock options to Timothy J. Haddon; and (ii) 900,000 stock options to Gerald E. Davis, each an insider of the Corporation, at a price of $0.11 per share be ratified, confirmed and approved.

In order to be effective, the foregoing ordinary resolution must be passed by a simple majority of the votes of the Disinterested Shareholders of Common Shares of the Corporation, represented in person or represented by proxy, which are cast at the Meeting. Shares held directly or indirectly by either Timothy J. Haddon or Gerald E. Davis will not be counted with respect to this resolution.

The Board of Directors recommends that Shareholders vote in favour of the resolution and the persons designated in the enclosed Instrument of Proxy, unless instructed otherwise, intend to vote for the approval of the grant of stock options to Messrs. Haddon and Davis.

DATED at Lakewood, Colorado, this 15th day of January 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Timothy J. Haddon"

TIMOTHY J. HADDON
President, Chief Executive Officer and Director

SCHEDULE "A"

ARCHANGEL DIAMOND CORPORATION

DRAFT – 1999 Equity Incentive Plan, Amended and Restated in 2001

1. INTRODUCTION

1.1 Purpose

The purpose of the Amended and Restated Plan is to secure for the Corporation and its shareholders the benefits of incentive inherent in share ownership by the directors, senior officers, employees and consultants of the Corporation and its subsidiaries who, in the judgment of the Board of Directors or a committee thereof, will be largely responsible for its future growth and success. It is generally recognized that equity plans of the nature provided for herein aid in retaining and encouraging directors, senior officers, employees and consultants of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Corporation.

1.2 Implementation

The Amended and Restated Plan and the issuance, grant and/or exercise of any award under the Amended and Restated Plan are subject to compliance with the applicable requirements of each stock exchange on which the shares of the Corporation are listed or quoted at the time of the award under the Amended and Restated Plan and of any governmental authority or regulatory body to which the Corporation is subject.

1.3 Definitions

(a) "Associate" has the meaning assigned to it in the *Securities Act* (British Columbia), as amended.

(b) "Board of Directors" means the Board of Directors of the Corporation and shall be deemed to include a committee of directors acting on behalf of the Board of Directors.

(c) "Corporation" means Archangel Diamond Corporation, a corporation continued under the laws of the Yukon Territory, Canada.

(d) "Consultant" means any person or company, other than a Director, Senior Officer or Employee, engaged by the Corporation to provide business services for the Corporation.

(e) "Director" means a director of the Corporation or any Subsidiary thereof.

(f) "Eligible Participant" means, subject to all applicable laws, any director, officer, management company employee or employee of, or consultant to, the Corporation or any of its Affiliated companies and includes an entity that is wholly owned by individuals eligible for an option grant.

(g) "Employee" means an employee (including an employee who is an officer and director) of the Corporation or any Subsidiary thereof, whether or not he has a written employment contract with the Corporation or Subsidiary, as the case may be.

(h) "Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

(i) "Foreign Private Issuer" has the meaning assigned to it in the rules promulgated under the Exchange Act.

(j) "Insider" has the meaning assigned to it in the *Securities Act* (British Columbia), as amended.

(k) "Market Price" of the Shares at any date of grant of an award under this Plan means:

  (i) If the Shares are listed or quoted on a Stock Exchange, the closing price per Share on such Stock Exchange for the last day the Shares were traded prior to the date of grant, less any applicable discount allowed under the policies of such Stock Exchange as may be approved by the Board of Directors of the Corporation; or

  (ii) If the Shares are not listed or quoted of a Stock Exchange on such day, the "Market Price" shall be such price per Share as the Board of Directors, acting in good faith, may determine.

(l) "Option" means an option granted to an Eligible Person pursuant to the terms of the Share Option Plan.

(m) "Option Agreement" means such option agreement or agreements as may be approved from time to time by the Board of Directors and as is not inconsistent with the terms of this Plan;

(n) "Option Period" means the period during which an Option may be exercised.

(o) "Option Price" is the price at which the Optionee is entitled pursuant to the Amended and Restated Plan and the Option Agreement to acquire Shares upon exercise of an Option;

(p) "Optionee" means an Eligible Participant to whom an Option has been granted under the terms of the Share Option Plan.

(q) "Plan" means, collectively, the Share Option Plan and the Share Bonus Plan and "Plan" means any such plan as the context requires.

(r) "Senior Officer" means the president, any vice-president, and the secretary of the Corporation, and any other person designated by the Board of Directors as a Senior Officer.

(s) "Share Bonus Plan" means the plan established and operated pursuant to Part 4 and Part 5 hereof.

(t) "Share Option Plan" means the plan established and operated pursuant to Part 3 and Part 5 hereof.

(u) "Share Bonus" means share bonus issued under the terms of the Share Bonus Plan.

(v) "Shares" means the common shares in the capital of the Corporation.

(w) "Stock Exchange" means the principal stock exchange upon which the Shares are listed or upon which the Shares have been approved for listing or stock quotation system on which the Shares trade.

(x) "Subsidiary" has the meaning assigned to it in the *Securities Act* (British Columbia).

2. ADMINISTRATION

2.1 Administration of the Amended and Restated Plan

The Amended and Restated Plan shall be administered by the Board of Directors of the Corporation which shall, without limitation, subject to the approval of the Stock Exchange, have full and final authority in its discretion, but subject to the express provisions of the Amended and Restated Plan, to interpret the Amended and Restated Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Amended and Restated Plan. The Board of Directors may delegate any or all of its authority with respect to the administration of the Amended and Restated Plan and any or all of the rights, powers and discretion with respect to the Amended and Restated Plan granted to it hereunder to such committee of directors of the Corporation as the Board of Directors may designate and upon such delegation such committee of directors, as well as the Board of Directors, shall be entitled to exercise any or all of such authority, rights, powers and discretion with respect to the Amended and Restated Plan.

2.2 Powers of the Board of Directors

Subject to the provisions of the Amended and Restated Plan and to obtaining the approval of the Stock Exchange, where required, the Board of Directors may, from time to time, adopt and amend rules and regulations relating to administration of the Amended and Restated Plan, advance any vesting or waiting period, accelerate any exercise date, waive or modify any restriction applicable to Shares (except those restrictions imposed by law or the rules and policies of the Stock Exchange) and make all other determinations, in the judgment of the Board of Directors, necessary or desirable for the administration of the Amended and Restated Plan. The interpretation and construction of the provisions of the Amended and Restated Plan and related agreements by the Board of Directors shall be final and conclusive. The Board of Directors may correct any defect or supply any omission or reconcile any inconsistency in the Amended and Restated Plan or in any related Option Agreement in the manner and to the extent it shall deem expedient to carry the Amended and Restated Plan into effect, and it shall be the sole and final judge of such expediency.

3. SHARE OPTION PLAN

3.1 Grant of Options

Options may be granted by the Board of Directors at any time and from time to time prior to the termination of the Amended and Restated Plan to such Eligible Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Share Option Plan and any Option Agreement. When the grant is authorized, the Board of Directors shall specify the date of grant.

Each Option granted to an Eligible Participant shall be evidenced by an Option Agreement with terms and conditions consistent with the Share Option Plan and approved by the Board of Directors (which terms and conditions need not be the same in each case and may be changed from time to time, subject to the approval of any material changes by the Stock Exchange).

3.2 Participation

Options shall be granted only to Eligible Participants who, by the nature of their jobs or their participation in the affairs of the Corporation or any Subsidiary are, in the opinion of the Board of Directors, in a position to contribute to the success of the Corporation or any Subsidiary.

3.3 Price

The Option Price shall be the closing price per Share on the Stock Exchange for the last day the Shares were traded prior to the date of grant, less any applicable discount allowed under the policies of the Stock Exchange as may be approved by the Board of Directors of the Corporation.

3.4 Term of Options

Except as otherwise provided elsewhere in this Plan, Options shall be exercisable for a period, or in percentage installments over a period, to be determined in each instance by the Board of Directors, not exceeding five years from the date of grant. The Options must be exercised in accordance with this Share Option Plan and the Option Agreement.

Subject to section 3.6 below, no Option may be exercised by an Optionee who was an Eligible Participant at the date of grant of such Option unless the Optionee shall have been an Eligible

Participant continuously since the date of grant. Absence on leave, with the approval of the Corporation, shall not be considered an interruption of service for the purpose of this section.

3.5 Manner of Exercise

The exercise of any Option will be contingent upon receipt by the Corporation of cash payment of the full purchase price of the Shares being purchased. No Optionee or his legal representatives or legatees will be, or will be deemed to be, a holder of any Shares subject to an Option, unless and until certificates for such Shares are issued to him or them under the terms of the Share Option Plan.

3.6 Termination

All rights to exercise Options shall terminate upon the earliest of:

(a) the expiration date of the Option;

(b) unless otherwise determined by the Board of Directors, the date on which the Optionee ceases to be an Eligible Participant by reason of termination of the Optionee as a Senior Officer, Management Company Employee or Employee of, or Consultant to, the Corporation for cause (which, in the case of a Consultant, includes any breach of an agreement between the Corporation and the Consultant);

(c) unless otherwise determined by the Board of Directors, 30 days from the date on which the Optionee ceases to be an Eligible Participant by reason of termination of the Optionee as a Senior Officer, Management Company Employee or Employee of, or Consultant to, the Corporation for any reason other than cause;

(d) unless otherwise determined by the Board of Directors, 30 days from the date on which the Optionee ceases to be an Eligible Participant by reason of the resignation, removal or non-election of the Optionee as a Director of the Corporation;

(e) the first anniversary of the date of death of the Optionee; or

(f) such other date as may be determined by the Board of Directors and set forth in the Option Agreement which is not inconsistent with paragraphs (a) or (e) above.

3.7 Lapsed Options

If Options are surrendered, terminated or expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options, subject in the case of the cancellation of an Option in connection with the grant of a new Option to the same person on different terms, to the consent of the Stock Exchange.

3.8 Effect of Takeover Bid

If a bona fide offer (the "Offer") for Shares is made to the Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror exercising control over the Corporation within the meaning of subsection 1(3) of the *Securities Act* (British Columbia) (as amended from time to time), then the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee currently holding an Option of the Offer, with full particulars thereof, whereupon, notwithstanding any vesting provisions in accordance with section 3.4 hereof, such Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise pursuant to the Offer.

3.9 Effect of Amalgamation or Merger

In the event of a proposed merger, amalgamation or other corporate arrangement or reorganization, for which the exchange or replacement of Shares in the Corporation for those in another corporation is imminent, the Board of Directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Amended and Restated Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfillment of any conditions or restrictions on such exercise. All determinations of the Board of Directors under this section 3.10 shall be full and final and shall be binding for all purposes of the Share Option Plan.

3.10 Adjustment in Shares Subject to the Amended and Restated Plan

In the event of a stock dividend, subdivision, redivision, consolidation, share reclassification (other than pursuant to the Amended and Restated Plan) amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Corporation, the Board of Directors may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event. In any such event, the maximum number of shares available under the Amended and Restated Plan may be appropriately adjusted by the Board of Directors. All determinations of the Board of Directors under this section 3.11 shall be full and final and shall be binding for all purposes of the Share Option Plan.

3.11 Loans to Employees

Subject to applicable law, the Board of Directors may at any time authorize the Corporation to loan money to an Employee, on such terms and conditions as the Board of Directors may reasonably determine, to assist such Employee to exercise an Option held by him or her. Such terms and conditions shall include, in any event, interest at prevailing market rates, a term not in excess of one year, and security in favour of the Corporation represented by that number of Shares issued pursuant to the exercise of an Option in respect of which such loan was made which equals the loaned amount divided by the Market Price of the Shares on the date of exercise of the Option, or equivalent security, which security may be granted on a non-recourse basis.

3.12 Transfer of Options

An Option granted under the Amended and Restated Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by an Optionee other than by will or other testamentary instrument or the laws of succession and may be exercisable during the lifetime of an Optionee only by such Optionee.

4. SHARE BONUS PLAN

4.1 Participants

The Board of Directors shall have the right, subject to Section 4.2, to issue or reserve for issuance, for no cash consideration, to an Employee, Senior Officer or Director any number of Shares as a discretionary bonus subject to such provisos and restrictions as the Board of Directors may determine.

4.2 Number of Shares

The aggregate maximum number of Shares that may be issued and/or allocated for issuance pursuant to Section 4.1 will be limited to 1,000,000 Shares. Shares reserved for issuance and issued under the Share Bonus Plan shall be subject to the limitations set out in Section 5.1.

The Board of Directors, in its absolute discretion, shall have the right to reallocate any of the Shares reserved for issuance under the Share Bonus Plan for future issuance under the Share Option Plan in the event that any Shares specifically reserved under the Share Bonus Plan are reallocated to the Share Option Plan, the aggregate maximum number of Shares reserved under the Share Bonus Plan will be reduced to that extent.

4.3 Necessary Approvals

The obligation of the Corporation to issue and deliver any Shares pursuant to an award made under the Share Bonus Plan will be subject to all necessary approvals of the Stock Exchange and, if applicable, any securities regulatory authority having jurisdiction over the Shares.

5. GENERAL

5.1 Number of Shares

The aggregate number of Shares that may be reserved for issuance under the Amended and Restated Plan shall not exceed 6,335,183 Shares, inclusive of those Shares reserved under the Share Bonus Plan pursuant to Section 4.2. In addition, except with the prior approval of Shareholders, other than Insiders and their Associates holding a majority of the Corporation's issued and outstanding Shares (a "Disinterested Shareholder Approval"), the aggregate number of Shares:

(a) that may be reserved for issuance to Insiders for options granted under the Amended and Restated Plan shall not exceed 10% of the Corporation's outstanding issue from time to time;

(b) that may be issued to Insiders as a group either upon the exercise of an Option or pursuant to a Share Bonus under the Amended and Restated Plan within any one-year period shall not exceed 10% of the Corporation's outstanding issue from time to time; and

(c) that may be issued to any one Insider and his or her Associates either upon the exercise of an Option or pursuant to a Share Bonus under the Amended and Restated Plan within any one-year period shall not exceed 5% of the Corporation's outstanding issue from time to time.

Except with a Disinterested Shareholder Approval, in no event will the number of Shares at any time reserved for issuance to any Eligible Participant exceed 5% of the Corporation's outstanding issue from time to time.

For the purposes of this Section 5.1, "outstanding issue" means the total number of Shares, on a non-diluted basis, that are issued and outstanding as of the date that any Shares are issued or reserved for issuance pursuant to an award under the Amended and Restated Plan to an Insider or such Insider's Associates, excluding any Shares issued under the Amended and Restated Plan during the immediately preceding 12 month period.

5.2 Transferability

Any benefits, rights and options accruing to any Eligible Participant in accordance with the terms and conditions of the Amended and Restated Plan shall not be transferable unless specifically provided herein. During the lifetime of an Eligible Participant all benefits, rights and options may only be exercised by the Eligible Participant.

5.3 Employment

Nothing contained in any Plan shall confer upon any Eligible Participant any right with respect to employment or continuance of employment with the Corporation or any Subsidiary, or interfere in any way with the right of the Corporation or any Subsidiary to terminate the Eligible Participant's employment at any time. Participation in any Plan by an Eligible Participant is voluntary.

5.4 Necessary Approvals and Securities Laws Compliance

No Option shall be exercisable in whole or in part, nor shall the Corporation be obligated to issue any Option Shares pursuant to the exercise of any such Option, if such exercise and issuance would, in the opinion of counsel for the Corporation, constitute a breach of any applicable laws from time to time, or the rules from time to time of the Stock Exchange.

The obligation of the Corporation to sell and deliver Shares in accordance with the Amended and Restated Plan is subject to the further requirement that if at any time the Board of Directors determines that the listing or qualification of the Shares under any securities legislation or other applicable law, or the consent or approval of any governmental or other regulatory body (including the Stock Exchange), is necessary as a condition of, or in connection with, the authorization, issuance or sale of such Shares by the Corporation hereunder, such Option may not be exercised in whole or in part, and no Share shall be issued unless such listing, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Board of Directors. If any Shares cannot be issued to any Eligible Participant for any reason including, without limitation, the failure to obtain such approval, the obligation of the Corporation to issue such Share shall terminate and any option price paid to the Corporation shall be returned to the Participant.

5.5 Income Taxes

As a condition of, and prior to participation in, the Amended and Restated Plan, an Eligible Participant shall, at the Corporation's request, authorize the Corporation in writing to withhold from any remuneration or consideration whatsoever payable to such Eligible Participant hereunder, any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Amended and Restated Plan.

5.6 Amendments to Plan and Options

The Board of Directors may amend, modify or terminate the Amended and Restated Plan, in whole or in part, or any Option granted pursuant hereto at any time if and when it is advisable in the absolute discretion of the Board of Directors, subject to the approval of any changes by the Stock Exchange. Any such amendment to the Amended and Restated Plan or any Option shall be effective only upon the approval of the Stock Exchange and, if required by the prevailing policies of the regulatory bodies having jurisdiction over the securities of the Corporation including the Stock Exchange, the shareholders of the Corporation. Except as expressly otherwise provided herein, however, no change in an Option already granted under the Amended and Restated Plan shall be made without the written consent of the recipient of such Option.

5.7 No Representation or Warranty

The Corporation makes no representation or warranty as to the future Market Price of any Shares issued in accordance with the provisions of the Amended and Restated Plan.

5.8 Foreign Private Issuer Status

If, and for so long as, the Corporation is not a Foreign Private Issuer or if the directors and officers of the Corporation otherwise become subject to Section 16 of the Exchange Act, then notwithstanding any provision of the Amended and Restated Plan to the contrary:

(a) the Amended and Restated Plan shall be administered by a committee of the Board of Directors which shall consist solely of two or more persons each of whom is a director qualifying as a "non-employee director", as such term is defined, from time to time, in Rule 16b-3 under the Exchange Act;

(b) the Committee shall determine and designate, from time to time, the individuals to whom awards shall be made hereunder, the amount of the awards and the other terms and conditions of such awards; and

(c) the Board of Directors may, subject to Section 5.6 and Section 5.9, amend or modify the Amended and Restated Plan to the extent that the Board of Directors, based upon the advice of legal counsel, considers necessary or desirable to bring the Amended and Restated Plan into compliance with Rule 16b-3 under the Exchange Act.

5.9 Compliance with Applicable Law, etc.

If any provision of the Amended and Restated Plan or any agreement entered into pursuant to the Amended and Restated Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or Stock Exchange having authority over the Corporation or the Amended and Restated Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

Adopted by the Board of Directors of the Corporation this 26th day of November, 2001.

Approved by the Shareholders of the Corporation this ______ day of ________________.

Proxy

SPECIAL MEETING OF SHAREHOLDERS OF

Archangel Diamond Corporation (the "Corporation")

TO BE HELD AT 10920 West Alameda, Suite 205
Lakewood, Colorado

ON Monday, February 25, 2002, at 9:00 a.m. (Denver, Colorado time)

The undersigned shareholder ("Registered Shareholder") of the Corporation hereby appoints, Timothy J. Haddon, a Director of the Corporation, or failing this person, Gerald E. Davis, Corporate Secretary of the Corporation, or in the place of the foregoing, ____________________, (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Corporation (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED SHAREHOLDER SIGN HERE: ____________________

DATE SIGNED: ____________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

	Resolution	For	Against
1.	To approve the Corporation's Amended and Restated 1999 Equity Incentive Plan and the reservation for issuance of shares pursuant to stock options granted to insiders of the Corporation under the Amended and Restated Plan exceeding 10% of the Corporation's outstanding shares	____	____
2.	To approve the grant of (i) 1,500,000 stock options to Timothy J. Haddon; and (ii) 900,000 stock options to Gerald E. Davis	____	____

THIS PROXY FORM MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Corporation.**

2. This form of proxy ("Instrument of Proxy") ***must be signed* by you, the Registered Shareholder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.